Exhibit 4.16

CERTAIN CONFIDENTIAL PORTIONS OF THIS EXHIBIT WERE OMITTED AND REPLACED WITH “[***]”. A COMPLETE VERSION OF THIS EXHIBIT HAS BEEN FILED SEPARATELY WITH THE SECRETARY OF THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO AN APPLICATION REQUESTING CONFIDENTIAL TREATMENT UNDER RULE 24b-2 OF THE SECURITIES EXCHANGE ACT OF 1934.

February 9, 2018

Development Program:      QRX 421 (USH2A-exon 13)

Amount of Award:             Up to $7.5 million

Name of Awardee:             ProQR Therapeutics IV B.V. (“ProQR”)

Dear Daniel de Boer:

We are pleased to inform you that the Foundation For Fighting Blindness Clinical Research Institute (“FFB”) is hereby issuing the Award, up to the amount indicated above, for the Development Program described in Exhibit A and disbursed in accordance with Exhibit B.  The awardee, ProQR, shall be responsible for the remaining funds to establish proof of concept in patients for the Product (estimated to be an additional $7.5 million) and for all remaining costs required to complete the Development Program and for costs associated with continuing Commercially Reasonable Efforts necessary to further develop and commercialize the Product. Each party’s obligations hereunder will commence and apply upon the execution of this Agreement. The Award is subject to the following terms, conditions and policies of this Letter Agreement (“Agreement”):

1.        Disbursement of Award; FFB Know-How; Reports.

(a)         The Award will be disbursed by FFB to ProQR in accordance with the Milestone Payment Schedule set forth in Exhibit B.  Any FFB funds not expended on the Development Program must be returned to FFB, and upon such return, the amounts of such returned funds will not be included as part of the Actual Award for purposes of calculating any royalties or other amounts owed by ProQR to FFB pursuant to Paragraph 2.

(b)         To the extent FFB provides or makes available any information, expertise, know-how or other intellectual property related to Usher Syndrome or the treatment, prevention, or cure thereof (“FFB Know-How”) to ProQR, FFB hereby grants to ProQR a non-exclusive, transferable, sublicensable (through multiple tiers), worldwide right and license under all of FFB’s rights in such FFB Know-How to assist ProQR to research, develop, commercialize, make, have made, use, sell, have sold, offer for sale, import, export and otherwise exploit the Product.

(c)         ProQR agrees to provide FFB and the Joint Development Committee (“JDC”) specified below with a reasonably detailed, written report every three (3) months, summarizing progress toward achieving the goals of the Development Program. In addition, ProQR shall prepare and deliver to FFB a closing report within thirty (30) days after the completion of the Development Program.

2.        Royalties. In consideration of FFB’s Award under this Agreement, ProQR agrees to pay to FFB royalties as follows:

(a)         ProQR shall pay ****FFB **** as follows:

(i)          **** upon ****;

(ii)         **** upon **** ;

(iii)        ****upon ****

(iv)        **** upon ****  Such amounts shall be paid by ProQR no later than the first within sixty (60) days following each of the dates specified.

(b)         In the event of a license, sale or other transfer of the Product or the rights to the ProQR Development Program Technology to develop and commercialize the Product (excluding Net Sales), or in the event of a Change of Control Transaction (collectively a “Disposition Transaction”): (i) ProQR shall pay to FFB ****, ****(the “Disposition Payment”), and the amounts specified in Sections 2(a)(i)-(iv) shall each be reduced by one fourth of the Disposition Payment; and (ii) FFB may elect, by providing notice to ProQR within forty five (45) days of a Disposition Transaction, not to pay any remaining portion of the Award, provided that, in the event such election is not made, FFB shall make the remaining portion of the Award in accordance with this Agreement, and, without regard to any such election, ProQR and its licensees, transferees, and successors shall remain liable for the royalties specified in Section 2(a) of this Agreement.  The Disposition Payment shall be made within sixty (60) days after any Disposition Transaction.

(c)         In case of any delay in any payment by ProQR to FFB pursuant to this Section 2, Interest shall be calculated from the tenth (10th) day after the date upon which the applicable payment first becomes due from ProQR.

(d)         In the event of a Disposition Transaction, ProQR shall cause the licensee, buyer or other transferee to agree in a writing in which FFB is specified as a third party beneficiary to be jointly and severally liable with ProQR for the royalties specified in Sections 2(a) and 2(b).

3.       Commercially Reasonable Efforts. ProQR shall use Commercially Reasonable Efforts to conduct the Development Program during the term of this Agreement.  After the Development Program is completed, ProQR shall exercise Commercially Reasonable Efforts to develop the Product and shall continue to report to FFB annually on the progress of its development activities regarding the Product until the earlier of the First Commercial Sale of the Product or such research efforts are abandoned by ProQR, its Affiliates and its sublicensees, solely as a result of scientific failure.

4.        Joint Development Committee (“JDC”).

(a)         ProQR shall have the day to day control of the decisions regarding the Development Program.  However, ProQR and FFB shall form a JDC to: (i) oversee the Development Program; (ii) determine whether payment milestones have been achieved; (iii) determine if any proposal constitutes a Disposition Transaction and in case such Disposition Transaction does not constitute a Change of Control Transaction, to approve such Disposition Transaction but solely with respect to verifying if the agreement for such license, sale or other transfer preserves FFBs rights under this Agreement ; (iv) consider any proposal to change or revise the Budget (as attached in Exhibit A) or the amount or timing of the milestone payments; and (v) consider other issues related to the Development Program raised by either party, provided that, the JDC must unanimously approve any matter set forth in (ii), (iii) and (iv) above in order to proceed with such matter.

(b)         The JDC shall consist of two (2) individuals appointed by ProQR and two (2) individuals appointed by FFB.  One of such individuals from ProQR and FFB, respectively, shall be the principal liaison to the Development Program.  The principal liaison chosen by ProQR shall serve as the chairperson of the JDC and shall prepare and circulate minutes of each meeting no later than ten (10) days following each meeting.  Either party may replace the individuals appointed by such party and designate a different individual as the principal liaison upon written notice to the other party.

(c)         The JDC shall meet no less than quarterly, and more often at the request of the principal liaison of either party.  Such meeting may be held face to face or by telecommunication methods with which each member of the JDC can hear and respond to the other members.

(d)         The JDC shall terminate and cease to exist on the earlier of the First Commercial Sale or the termination of this Agreement.

5.        Interruption License. Upon written notice from FFB following an Interruption (the “Interruption Notice”), ProQR shall elect, within thirty (30) days of such Interruption Notice, one of the following options by notice to FFB:

(a)         ProQR shall reasonably demonstrate, in the form of a written progress report, that an Interruption has not occurred, or that ProQR, an Affiliate thereof, or a licensee or sublicensee or other transferee of either of the foregoing is exercising Commercially Reasonable Efforts to research, develop or commercialize the Product;

(b)         ProQR shall provide FFB with notice within such thirty (30) day period that ProQR, an Affiliate thereof, or a licensee or sublicensee or other transferee of either of the foregoing, has plans to resume Commercially Reasonable Efforts to develop or commercialize the Product and resumes such Commercially Reasonable Efforts within the ninety (90) day period following such notice; provided that the notice included in this subparagraph (b) shall be effective only once; or

(c)         ProQR shall grant FFB an Interruption License, as set forth below.

If ProQR has elected (a) or (b) above within thirty (30) days of the Interruption Notice, the Interruption Notice shall be deemed satisfied and be of no further force or effect unless FFB notifies ProQR within thirty (30) days after receipt of ProQR’s progress report under (a) above or provides notice under (b) above that FFB disputes such progress report or notice, as the case may be.  If FFB provides timely notice of its dispute, the parties shall resolve such dispute in accordance with the dispute resolution provision in Section 11(b) of this Agreement.

If ProQR has elected (a) or (b) above and FFB has disputed such election, the resolution of the dispute is concluded, and the final outcome of such dispute resolution is that such election was defective, ProQR shall be deemed to have made the election specified in (c) above.

If ProQR has made (or is deemed to have made) the election specified in (c) above, ProQR hereby grants to FFB an Interruption License effective upon such election (or deemed election) (such date, the “Interruption License Effective Date”). The Interruption License shall be an exclusive (even as to ProQR), worldwide license to FFB under the Product and the ProQR Development Program Technology and to use the same to manufacture, have manufactured, license, use, sell, offer to sell, and support the Product in the Field. ProQR shall deliver to FFB, within ninety (90) days after the Interruption License Effective Date, a copy of all materials and data in its possession or control generated in the performance of the Development Program and ProQR Development Program Technology, to the extent required by FFB to make, use, or sell the Product in the Field. In the event that ProQR assigns all of or certain of its rights and obligations to develop and commercialize the Product at any time to a third party, such third party shall be subject to the obligations of the Interruption License. The Interruption License shall be deemed to constitute intellectual property as defined in Section 365(n) of the U.S. Bankruptcy Code. ProQR agrees that FFB, as a licensee of such rights, shall retain and may exercise all of its rights and elections under the U.S. Bankruptcy Code; provided, however, that nothing in this Agreement shall be deemed to constitute a present exercise of such rights and elections.

6.        Indemnification by ProQR and FFB.

(a)         ProQR shall indemnify, defend and hold harmless FFB, its Affiliates, and their respective directors, officers, employees, consultants, committee members, volunteers, agents and representatives and their respective successors, heirs and assigns (each, an “FFB Indemnitee”), from and against any and all claims, suits and demands of third parties and losses, liabilities, damages for personal injury, property damage or otherwise, costs, penalties, fines and expenses (including court costs and the reasonable fees of attorneys and other professionals) payable to such third parties arising out of, and relating to any such third party claims resulting from:

(i)          the conduct of the Development Program by ProQR or its Affiliates or their respective directors, officers, employees, consultants, agents, representatives, licensees, sublicensees, subcontractors and/or investigators (each, a “ProQR Party”) under this Agreement and/or pursuant to one or more agreements between ProQR and any ProQR Party, or any actual or alleged violation of law resulting therefrom;

(ii)         ProQR’s or its Affiliates’ development, manufacture, or commercialization of the Product; and

(iii)        any claim of infringement or misappropriation with respect to the conduct of the Development Program by or on behalf of ProQR and its Affiliates’, or ProQR’s or its Affiliates’ licensees sublicensees or transferees manufacture, use, sale, or import of the Product.

(b)         FFB will indemnify, defend and hold harmless ProQR, its Affiliates and their respective directors, officers, employees, consultants, agents and representatives and their respective successors, heirs and assigns (“ProQR Indemnitees”) from and against any and all claims, suits and demands of third parties and losses, liabilities, damages for personal injury, property damage or otherwise, costs, penalties, fines and expenses (including court costs and the reasonable fees of attorneys and other professionals) payable to such third parties arising out of, resulting from, or relating to any exercise of any rights under the Interruption License by or on behalf of FFB, any designee, assignee or successor in interest thereto, or any licensee or sublicensee of any of the foregoing, except to the extent the claim, suit, demand, liability, damage or loss results from the negligence or willful misconduct of a ProQR Indemnitee after the effective date of the Interruption License.

(c)         A party entitled to indemnification under this Paragraph 6 (the “Indemnified Party”) will promptly notify the other Party (the “Indemnifying Party”) of any claims, suits, demands, losses, liabilities, damages costs, penalties, fines, or expenses subject to indemnification under this Paragraph 6 of which it is made aware. The Indemnified Party will cooperate, and exert efforts to cause other Indemnified Parties to cooperate, in assisting the Indemnifying Party in presenting a defense, if requested to do so. The Indemnifying Party shall have sole control to select defense counsel, direct the defense of any such complaint or claim, and the right to settle claims at the Indemnifying Party’s sole expense, provided that any such settlement does not incur non-indemnified liability for or admit fault by any Indemnified Party. In the event a claim or action is or may be asserted, the Indemnified Party shall have the right to select and to obtain representation by separate legal counsel. If the Indemnified Party exercises such right, all costs and expenses incurred for such separate counsel shall be borne by the Indemnified Party. No Indemnified Party shall settle or enter into any voluntary disposition of any matter subject to indemnification under this Paragraph 6 without the prior written consent of the Indemnifying Party, such consent not to be unreasonably withheld.

7.        Insurance. ProQR shall maintain at its own expense, with a reputable insurance carrier, coverage for ProQR, its Affiliates, and their respective employees written on a per occurrence basis commensurate with a reasonable assessment of the risks associated with the development efforts being conducted by ProQR, the following policies: Commercial general liability insurance, including contractual liability as respects this Agreement for bodily injury and property damage and, no later than the first use administration of the Product to a human subject, the Product liability and clinical trials liability.

Maintenance of such insurance coverage will not relieve ProQR of any responsibility under this Agreement for damage in excess of insurance limits or otherwise. On or prior to the effective date of this Agreement, ProQR shall provide FFB with an insurance certificate from the insurer(s), broker(s) or agent(s) (hereinafter collectively the “Insurance Providers”) evidencing the applicable insurance coverage. At its request, FFB may review ProQR’s insurance coverage with relevant ProQR personnel no more than one time per year.

8.        Intellectual Property Rights. All inventions, data, know-how, information, results, analyses, and other intellectual property rights resulting from the Development Program shall, as between the parties, be owned by ProQR and the preparation, filing and maintenance of all patents resulting from the Development Program shall, as between the parties, be the sole responsibility, and under the sole control, of ProQR.  Subject to Paragraph 5, FFB hereby assigns and transfers to ProQR all of FFB’s right, title, and interest in and to all inventions and other intellectual property resulting from the Development Program, FFB’s access to, or knowledge or use of, any ProQR Development Program Technology, the Product, or confidential or proprietary information of ProQR, and all intellectual property rights related to any of the foregoing, free and clear of all liens, claims, and encumbrances.

9.        Termination of Agreement.

(a)         Either party may terminate this Agreement for cause, without prejudice to any other remedies available to the terminated party with respect thereto, by providing the other party with written notice of such cause and intent to terminate; provided, however, that the other party shall have thirty (30) days following the receipt of written notice to cure such cause.  For this Paragraph 9, “cause” shall mean (i) a party’s material breach of its covenants or obligations under this Agreement, (ii) a bankruptcy or similar filing by a party or a proceeding under the applicable bankruptcy laws or under any dissolution or liquidation law or statute now or hereafter in effect and filed against such party or all or substantially all of its assets if such filing is not dismissed within sixty (60) days after the date of its filing, or (iii) ProQR’s material failure to achieve any Milestone within ninety (90) days of its anticipated achievement day.

(b)         The following provisions shall survive the termination of this Agreement in case of termination by FFB: Paragraphs 2, 3, 5 6, 8, 9, 10, 11, and 12.

10.     Audits. At the request of FFB, from time to time, ProQR shall permit FFB, upon reasonable notice, to audit and examine such books and records of ProQR as may be necessary for verifying ProQR’s expenditures of the Award and the payment of royalties, if any, but no more frequently than once every calendar year. All non-public information made available by ProQR as part of any such audit, as part of any other reports (whether written or non-written), or otherwise under this Agreement (including, but not limited to, in connection with the JDC) shall be regarded as ProQR’s confidential information and FFB hereby covenants that, except to the extent required by law (provided that FFB promptly notifies ProQR of such requirement and permits ProQR to seek, and reasonably cooperates with ProQR at ProQR’s expense in seeking, a protective order therefor or other confidential treatment thereof), it shall not use any such information for any purpose other than determining whether ProQR has complied with its obligations hereunder, and shall maintain such information in confidence in a manner at least as restrictive as its manner of treating its own confidential information of similar nature and in any event not less than with a reasonable degree of care.

11.      Miscellaneous.

(a)         Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of Maryland.

(b)         Dispute Resolution.

(i)   In the event of any dispute, claim or controversy arising out of, relating to or in any way connected to the interpretation of any provision of this Agreement, the performance of either party under this Agreement or any other matter under this Agreement, including any action in tort, contract or otherwise, at equity or law (a “Dispute”), either party may at any time provide the other party written notice specifying the terms of such Dispute in reasonable detail.  As soon as practicable after receipt of such notice, an officer of each party shall meet at a mutually agreed upon time and location to engage in good faith discussions for the purpose of resolving such Dispute. If the Dispute is not resolved within thirty (30) days of such notice, either party may institute arbitration in accordance with (ii) below.

(ii)  In the event any Dispute is not resolved in accordance with (i) above, such Dispute shall be resolved by final and binding arbitration. Whenever a party decides to institute arbitration proceedings, it shall give written notice to that effect to the other party. Arbitration shall be held in Washington, D.C., according to the then-current commercial arbitration rules of the Center for Public Resources (“CPR”), except to the extent such rules are inconsistent with this subparagraph. The arbitration will be conducted by one (1) independent, neutral arbitrator who shall be mutually acceptable to both parties, such acceptance not to be unreasonably withheld, and who shall be appointed in accordance with CPR rules. If the parties are unable to mutually agree on such an arbitrator, then the arbitrator shall be appointed in accordance with CPR rules. Any arbitrator chosen hereunder shall have educational training and industry experience sufficient to demonstrate a reasonable level of relevant scientific, financial, medical and industry knowledge. The arbitrator shall not have the power to award punitive damages. The proceedings and decisions of the arbitrator shall be confidential, final and binding on all of the parties. Judgment on the award so rendered may be entered in any court having jurisdiction thereof. The parties shall share the costs of arbitration according to the decision of the arbitrator. Nothing in this subparagraph will preclude either party from seeking equitable or injunctive relief, or interim or provisional relief, from a court of competent jurisdiction, including a temporary restraining order, preliminary injunction, or any other form of permanent or interim equitable or injunctive relief, concerning a dispute either prior to or during any arbitration.

(c)         This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same Agreement.  Facsimile and other electronically scanned signatures shall have the same effect as their originals.

(d)         All communications between the parties with respect to any of the provisions of this Agreement will be sent to the addresses set out below, or to such other addresses as may be designated by one party to the other by notice pursuant hereto, by prepaid, certified air mail (which shall be deemed received by the other party on the seventh (7th) business day following deposit in the mail), or by facsimile transmission or other electronic means of communication (each of which shall be deemed received when transmitted), with confirmation by first class letter, postage pre-paid, given by the close of business on or before the next following business day:

if to FFB, to:

Ben Yerxa, Ph.D.

Chief Executive Officer

7168 Columbia Gateway Drive

Suite 100

Columbia , Maryland 21046

****

with a copy to:

Schaner & Lubitz, PLLC

4550 Montgomery Ave., Suite 1100 N

Bethesda, Maryland 20814

Attn: Kenneth I. Schaner, Esq.

****

if to ProQR, to:

Daniel de Boer, CEO

Zernikedreef 9

2333 CK, Leiden

the Netherlands

****

With a copy to: ****

(e)         The paragraph headings are for convenience only and will not be deemed to affect in any way the language of the provisions to which they refer.

(f)         ProQR will not, by amendment of its organizational or governing documents, or through reorganization, recapitalization, consolidation, merger, dissolution, sale, transfer or assignment of assets, issuance of securities, or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms, provisions, covenants or agreements of this Agreement.

(g)         This Agreement may not be assigned by any party without the consent of the other party, except that either Party may assign this Agreement without such consent to an Affiliate of such party or in connection with the transfer, whether by sale of assets, merger or otherwise, of all or substantially all of the assets or business of such party to which this Agreement relates. Any assignment that is not in accordance with this subparagraph 11(g) will be null and void ab initio.

(h)         Nothing herein contained shall be deemed to create an agency, joint venture, amalgamation, partnership or similar relationship between FFB and ProQR. Notwithstanding any of the provisions of this Agreement, neither party to this Agreement shall at any time enter into, incur, or hold itself out to third parties as having authority to enter into or incur, on behalf of the other party, any commitment, expense, or liability whatsoever, and all contracts, expenses and liabilities in connection with or relating to the obligations of each party under this Agreement shall be made, paid, and undertaken exclusively by such party on its own behalf and not as an agent or representative of the other.

(i)          FFB and ProQR shall agree on any press release or other public announcement, other than an academic, scholarly, or scientific publication, concerning the terms of this Agreement or this Award prior to its public release, except to the extent any such release or announcement is required by law, rule, or regulation or the rules of any securities exchange. The parties agree that they intend to advance the body of general scientific knowledge of Ushers Syndrome and its potential therapies and cures and the parties acknowledge that ProQR shall, as commercially and scientifically reasonable based on the results of the Development

Program, publish the results of the Development Program in a scientific peer-reviewed publication on a timely basis. FFB’s support for the Development Program shall be acknowledged in any press releases and publications relating to the Development Program.

(j)          In accordance with the U.S. Department of the Treasury Anti-Terrorist Financing Guidelines, ProQR shall take reasonable steps to ensure that the payments received from FFB are not distributed to terrorists or their support networks or used for activities that support terrorism or terrorist organizations. ProQR certifies that it is in compliance with all laws, statutes and regulations restricting U.S. persons from dealing with any individuals, entities, or groups subject to Office of Foreign Assets Control (OFAC) sanctions.

12.      Definitions.

Unless otherwise defined in this letter, the following shall apply:

• “Award” shall be the maximum amount to be paid by FFB to ProQR as specified in this Agreement.

• “Actual Award” means the total amount of the Award actually paid to ProQR by FFB.

• “Affiliate" shall mean, with respect to a party, any entity, which directly or indirectly controls, is controlled by, or is under common control with, such party. For these purposes, "control" shall refer to (a) the ownership, directly or indirectly, of at least fifty percent (50%) of the voting securities or other ownership interest of an entity; or (b) the possession, directly or indirectly, of the power to direct the management or policies of an entity, whether through the ownership of voting securities, by contract or otherwise.

• “Approval” shall mean all approvals from the relevant regulatory authority in a given country necessary to market and sell a pharmaceutical product in such country, including pricing and reimbursement approvals if required for marketing or sale of such product in such country.

• “Change of Control Transaction” shall mean the consummation of a transaction, whether in a single transaction or in a series of related and substantially contemporaneous transactions, constituting (i) a merger, share exchange or other reorganization, (ii) the sale by one or more stockholders of a majority of the voting power of ProQR, or (iii) a sale of all or substantially all of the assets of ProQR (or that portion of its assets related to the subject matter of this Agreement), in which the stockholders of ProQR immediately prior to such transaction do not own a majority of the voting power of the acquiring, surviving or successor entity, as the case may be; provided that a Change of Control Transaction shall not include a bona fide financing transaction for the benefit of ProQR (i.e., in which ProQR raises capital for general working or business purposes) in which voting control of ProQR transfers to one or more persons or entities who acquire shares of ProQR, and the existing ProQR shareholders receive no consideration directly or indirectly in connection with the transaction.

• “Commercially Reasonable Efforts” or “CRE” shall mean the level of effort, expertise and resources that is substantially and materially consistent with industry standards for companies of similar size and financial resources to research, develop and commercialize the Product, provided such research, development and commercialization is technically feasible, devoting the degree of attention and diligence to such efforts that is substantially and materially consistent with industry standards for a product at a comparable stage in development, with similar market potential, and taking into account, without limitation, issues of safety and efficacy, proprietary position, the regulatory environment, and other relevant scientific, technical and commercial factors, and for companies of similar size and financial resources.

• “Disposition Payment” shall have the meaning set forth in Section 2(b).

• “Disposition Transaction” shall have the meaning set forth in Section 2(b).

• “Field” shall mean the treatment of inherited retinal diseases.

• “First Commercial Sale” shall mean the first Sale of a Product in the Field by ProQR or an Affiliate, licensee, sublicensee, transferee or successor of ProQR in a country in the Territory following Approval of the Product in that country, or, if no such Approval or similar marketing approval is required, the date upon which a Product is first commercially sold in that country in an arms-length transaction.  For clarity, the supply of a Product as part of a compassionate use or sampling program shall not constitute a First Commercial Sale.

• “Interest” shall mean the prime rate applicable during the relevant time period, as published in the Wall Street Journal, plus five (5) percentage points.

• “Interruption” shall mean the cessation of Commercially Reasonable Efforts to develop a Product for more than one hundred eighty (180) consecutive days at any time before the First Commercial Sale of the Product. For clarity, delays resulting from events outside of ProQR’s reasonable control (e.g., technical difficulties, shortages of supplies or materials, delays in preclinical or clinical studies or regulatory processes, etc.) will not be deemed cessation of Commercially Reasonable Efforts.

• “Net Sales” shall mean, for any period, the gross amount received for sales of the Product in the Field by ProQR or any ProQR Affiliate, sublicensee or transferee as applicable (a “Selling Person”), to a non-Affiliate of the Selling Person, less the following deductions, in each case to the extent specifically related to the Product and taken by the Selling Person or otherwise paid for or accrued by the Selling Person (“Permitted Deductions”):

trade, cash, promotional and quantity discounts and inventory management fees paid to wholesalers;

tariffs, duties, excises and taxes on sales (including sales or use taxes or value added taxes) to the extent imposed upon and paid directly with respect to such sales (and excluding national, sales or local taxes based on income);

freight, insurance, packing costs and other transportation charges allocated to the sale;

invoiced amounts that are written off as uncollectible in accordance with Selling Person’s accounting policies, consistently applied;

amounts repaid or credits taken by reason of damaged goods, rejections, defects, expired dating, recalls or returns or because of retroactive price reductions, billing errors, or trial prescriptions;

charge back payments, rebates and discounts granted to (i) managed healthcare organizations, (ii) federal, state or provincial or local governments or other agencies, (iii) purchasers and reimbursers, or (iv) trade customers, including wholesalers and chain and pharmacy buying groups;

discounts paid under state legislated or seller-sponsored discount prescription drug programs or reductions for coupon and voucher programs; and

documented custom duties actually paid by the Selling Person.

Sales of the Product between or among ProQR and its Affiliates and sublicensees for resale, or for use in the production or manufacture of the Product, shall not be included within Net Sales; provided, however, that any subsequent sale of the Product (or any Product produced or manufactured using the Product) by ProQR or its Affiliate or sublicensee or transferee to another non-Affiliate third party shall be included within Net Sales. Net Sales shall exclude any sale or other distribution for use in a clinical trial or other Development Program activity, for compassionate or named-patient use or for test marketing.

• “Product” shall mean QR-421a (USH2A-exon 13) and its derivatives and any commercial product containing the foregoing.

• “ProQR Development Program Technology” shall mean all Technology discovered or developed, or controlled, by ProQR or its Affiliates, as a result of the Development Program under this Agreement (solely for purposes of the Interruption License), including, without limitation, Technology owned or controlled by ProQR prior to ProQR’s performance of the Development Program under this Agreement that is necessary in the performance of the Development Program under this Agreement.  Without limitation, ProQR Development Program Technology shall include data, technical information, source codes, know-how, inventions (whether or not patented), trade secrets, laboratory notebooks, and processes and methods.

• ****

• “Technology” shall mean any intellectual property rights and related know-how, data, technical information, source codes, inventions (whether or not patented), trade secrets, laboratory notebooks, and processes and methods.

• “Territory” shall mean worldwide.

We are pleased to make the Award described in this Agreement. Please indicate your agreement to the terms set forth in this Agreement by signing below.

Sincerely,

Foundation For Fighting Blindness Clinical Research Institute

By:

Name:

Title:

Agreed:

ProQR Therapeutics IV B.V.

By:

Name:

Title:

Exhibit A

Development Program Plan and Budget

The development milestones and costs for QRX-421a for USH2A-ex13 are summarized below, the total costs from the current status, clinical candidate selected, until NDA filing is ****.

Milestone	Start of milestone*	Total Cost (US dollars)
 1. Clinical candidate selected (completed)	****	****
o 2.Initiation of Tox studies	****	****
o 3. Initiation of GMP manufacturing and IND submission	****	****
o 4. Initiation of IND-enabling studies and phase 1b/ II clinical study	****	****
o 5. Initiation of maintenance study	****	****
o 6. Initiation of phase III clinical study	****	****
o 7. Filing of an NDA	****	****

****

Exhibit B

Milestone Payment Schedule

Milestone	Payment Upon Initiation	Payment Upon Completion
Clinical Candidate Selection	****	****
Toxicity Studies in two species	****	****
GMP Manufacturing of sufficient Clinical supply and IND/CTA filing	****	****
Pre-IND Studies and 1b/2 clinical study	****	****
Maintenance Study*	****	****

*The Maintenance Study will not be undertaken unless the Phase 1b/2 Study demonstrates positive patient benefit/risk

Payments shall be made by FFB within forty-five (45) days of receipt from ProQR of the corresponding invoice and supporting documentation verifying occurrence of such milestone, the actual total cost to achieve the milestone incurred and JDC verification.